Exhibit 2

Milton C. Ault, III

Transactions in the Shares of Common Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase	200	0.5991	08/19/2025
Purchase	1,550	0.5451	08/20/2025
Purchase	100	0.5724	08/22/2025
Purchase	2,600	0.404	09/08/2025
Purchase	1,000	0.3753	09/09/2025
Purchase	6,000	0.5165	09/15/2025
Purchase	3,000	0.4036	09/17/2025